January 31, 2013

Lyn Shenk, Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.E.

Washington, DC 20549

Re:	Teekay Corporation
Form 20-F: For the Fiscal Year Ended December 31, 2011
File No. 001-12874

Dear Lyn Shenk:

We have reviewed your letter to us of December 6, 2012 setting forth staff comments on the Teekay Corporation’s (“Teekay” or the “Company”) Form 20-F for the fiscal year ended December 31, 2011. This letter responds to the comments made by the staff in your letter. For your convenience, the responses have been keyed to the comments. Page numbers in the responses refer to the Form 20-F as filed. We note the extension granted by the staff to respond by January 31, 2013.

Form 20-F for Fiscal Year Ended December 31, 2011

Item 5. Operating and Financial Review and Prospects

Management’s Discussion and Analysis

Liquidity and Capital Resources

Operating Cash Flows, page 60

SEC Comment

1. You disclose that the decrease in net cash flow from operating activities in 2011 was primarily due to a $102.5 million net decrease in operating earnings before depreciation, amortization, gains/losses from asset disposals and write-downs of your four reportable segments. Please tell us how you arrived at this amount, for it does not appear to be readily computable from the information provided. Also, tell us and disclose what “operating earnings” represents, for this line item does not appear in your financial statements.

Response to Comment #1

The calculation of the decrease in net cash flow from operating activities in 2011 is as follows:

(in thousands of US dollars)	2011	2010	Decrease / (Increase)
Income from vessel operations	98,112	234,123	136,011
Depreciation and amortization	428,608	440,705	12,097
Asset impairments and net loss on sale of vessels and equipment	151,059	49,150	(101,909)
Bargain purchase gain	(58,235)	—	58,235
In-process revenue contract amortization	(46,400)	(48,300)	(1,900)

	573,144	675,678	102,534

The portion of the calculation that is not visible from the Company’s consolidated statements of loss is the amortization of unfavorable customer contracts that the Company acquired through previous business acquisitions. These amounts are included in revenues in the Company’s consolidated financial statements and disclosed in note 6 to the consolidated financial statements.

The Company uses the term “operating earnings” synonymously with “income from vessel operations”. For future filings, the Company will use terminology that aligns with what the Company uses in its consolidated financial statements. More specifically, “….income from vessel operations before depreciation and amortization, asset impairments and net loss on sale of vessels and equipment, bargain purchase gain and the amortization of in-process revenue contracts.”

Critical Accounting Estimates

Vessel Lives and Impairment, page 62

SEC Comment

2. You disclose that the estimated future undiscounted cash flows of certain of the vessels reflected in the table on page 63 may be only marginally greater than their respective carrying values. Consequently, in these cases you believe that the recognition of an impairment in the future may be more likely. To give investors a better perspective of these cases, please revise the table to separately present the information in the table for those vessels for which the estimated future undiscounted cash flows is only marginally greater than their respective carrying values.

Response to Comment #2

In future filings on Form 20-F, the Company will provide the requested disclosure by separately presenting the requested information in the table or by way of a footnote to the table.

SEC Comment

3. You disclose that the estimated future undiscounted cash flows of certain vessels reflected in the table on page 63 may be significantly greater than their respective carrying values. For these vessels you believe that the recognition of an impairment in the future may primarily depend upon your deciding to dispose of a vessel instead of continuing to operate it. For these situations, please tell us and disclose the factors you consider in deciding to dispose of the vessel and recognize an impairment instead of continuing to operate it.

Response to Comment #3

In future filings, the Company will provide the requested disclosure. The Company’s proposed disclosure is as follows:

“In deciding whether to dispose of a vessel, we determine whether it is economically preferable to sell the vessel or continue to operate it. This assessment includes an estimation of the net proceeds expected to be received if the vessel is sold in its existing condition compared to the present value of the vessel’s estimated future revenue, net of operating costs. Such estimates are based on the terms of the existing charter, charter market outlook and estimated operating costs, given a vessel’s type, condition and age. In addition, we typically do not dispose of a vessel that is servicing an existing customer contract.”

SEC Comment

4. In the footnote to the table on page 63 you disclose that the determination of estimated market values for your shuttle tankers, FSO and FPSO units involve considerable judgment, given the illiquidity of the secondhand market for these types of vessels. Please disclose the significant factors you consider in determining the estimated market values.

Response to Comment #4

In future filings, the Company will indicate the significant factors that were considered in determining the estimated market values for any shuttle tankers, FSO and FPSO units that are contained in the table.

Item 18. Financial Statement

Notes to Consolidated Financial Statements

Vessels and equipment, page F-10

SEC Comment

5. When you assess that a vessel “held and used” is impaired, you reduce the carrying amount of the vessel to its estimated fair value. From your disclosures, it appears that fair value can be based on either discounted cash flow, appraised value, estimated market value, estimated sale price or estimated scrap price. It appears to us that such amounts may differ from one another. For all vessel impairments in 2011, it appears from your disclosures that the fair value was based on either the estimated sale price or estimated scrap price. However, it is not clear whether each vessel was held for use or held for sale at the time of impairment. Please clarify for us and in your disclosures how in general you determine which of the fair values indicated above is appropriate in recording impairment. For each vessel impaired in 2011, tell us which of the two indicated fair values was used and why it was appropriate for that vessel. Also, for any of the vessels impaired in 2011 that were considered to be held for use at the time of impairment, please explain to us why you considered it to be so. In connection with this and your disclosures in regard to change in operating plans for certain of your vessels, decreased global demand for vessels, and industry excess capacity and oversupply of vessels relative to demand, tell us whether you had any vessels idle at December 31, 2011 and September 30, 2012 that were not considered to be held for sale, and if so, the aggregate number and carrying amount of such vessels.

Response to Comment #5

(a)	The estimated fair value for the Company’s impaired vessels is determined using discounted cash flows or appraised values. In cases where an active second hand sale and purchase market does not exist, the Company uses a discounted cash flow approach to estimate the fair value of an impaired vessel. In cases were an active second hand sale and purchase market exists, an appraised value is used to estimate the fair value of an impaired vessel. An appraised value is generally the amount the Company would expect to receive if it were to sell the vessel. Such an appraisal is normally completed by the Company. In the context of the Company’s disclosure, “estimated sale price” is synonymous with “appraised value”. “Scrap value” is the amount the Company would expect to receive if we were to sell an older vessel that has little value left in continuing to operate based on weak near-term market conditions. This value is generally based on the price of steel and the amount of steel in the vessel. Consequently, “scrap value”, “estimated sale price” and “appraised value” are all synonymous when discussed in the context of an older vessel that has little value left in continuing to operate. In future filings, the Company will eliminate the use of some terms (e.g. “estimated sale price” and “scrap value”), will clarify the remaining terminology used to describe how fair value is estimated and how in general it determines which of the fair values indicated above is appropriate in recording an impairment.

(b)

The Company had twelve vessels that were impaired and written down to their estimated fair value in 2011. At the time of impairment, nine of these vessels were considered held for use and three were considered held for sale. The estimated fair value for each of the twelve vessels was determined using an appraised value. The estimated fair value for eight of the twelve vessels approximated a scrap value, given the older age and the weak near-term market conditions affecting the operating results of the vessel. The remaining four vessels, relatively younger vessels, were valued using the second hand sale and purchase market data for vessels of comparable age and type. The Company’s nine impaired vessels that were considered held for use at the time of impairment were considered as such as none of the vessels met all the “held for sale” criteria of ASC 360-10-45-9. At the time of the impairment for each of the nine vessels, management had not committed to a plan to sell the vessel or an active program to locate a buyer, and other actions required to complete any plan to sell the vessel had not been initiated. Six of the nine vessels were operating pursuant to existing customer contracts at the time of the impairment and, as such, the Company had no plans to sell these vessels at that time. Two of the nine vessels were internally designated for potential upcoming offshore projects and, as such, the Company had no plans to sell these two vessels. The remaining vessel, which was impaired in the third quarter of 2011, was ultimately sold in August 2012. However, the process to sell this vessel did not commence until approximately June 2012.

(c)	The Company had one vessel at December 31, 2011 and four vessels at September 30, 2012 that were idle and not considered held for sale as they were internally designated for potential upcoming offshore projects. The aggregate carrying value of such vessels was $8.6 million (December 31, 2011) and $29.7 million (September 30, 2012). For purposes of this response, the Company considers vessels that are “laid-up” to be synonymous with vessels that are “idle”. Consequently, a vessel that completed its charter on December 30, 2011 and commenced its next charter on January 1, 2012 would not be considered “idle” for the purpose of this response.

Note 3. Acquisition of FPSO Units and Investment in Sevan Marine ASA, page F-16

SEC Comment

6. In 2011 you recognized a total bargain purchase gain of $58.2 million related to the acquisition of the three FPSO units from Seven referred to in this note and the 40% equity investment in Sevan also referred to in this note. Please explain to us in detail the basis for the gain and your accounting treatment, and how the amount of the gain was determined. In particular, explain why it is appropriate to factor the purchase of assets at a discount in the amount of the bargain purchase gain as indicated in the last sentence of the first paragraph on page F-17.

Response to Comment #6

Background

Immediately preceding this transaction, Sevan Marine ASA (or Sevan) had two primary lines of business. First, Sevan was an owner/operator of FPSO units. Second, Sevan had an engineering and project development group. The Company acquired 100% of all three of Sevan’s operational FPSO units and acquired a 40% interest in Sevan. The Company also assumed the existing customer contracts for these FPSO units and all related operational processes, systems and know-how, including all offshore crew employed by Sevan who were responsible for operating the FPSO units and a majority of onshore staff whose duties related to the operation of the FPSO units. Subsequent to the acquisition, certain operational changes were made to improve performance or to transition to the Company’s standards of operation. Sevan’s business currently consists of applying its engineering, project development, and marketing capabilities to develop new offshore projects, which the Company has the right to purchase, and developing opportunities to earn fees from licensing its intellectual property rights. The Company’s 40% equity interest in Sevan is accounted for by the equity method.

The Basis for the Gain

The following factors led to the incurrence of a gain in this transaction:

a)	The financial position and liquidity of Sevan was deteriorating quickly during 2011 prior to the acquisition due to significant unexpected cost overruns on the Voyageur FPSO upgrade project and, thus, Sevan needed to find a solution quickly. Sevan had notified stakeholders that unless a viable global solution could be found in a timely manner, it would be required to file for bankruptcy. Consequently, Sevan did not run a formal process to market itself and the three FPSO units. The Company was able to move quickly to make an offer given its experience with FPSO units, its strong financial position, its knowledge of Sevan and experience doing business acquisitions. In particular, the Company had a distinct advantage over other market participants because it had attempted to acquire the Sevan FPSO units in a prior year and through this attempt had developed relationships with key stakeholders of Sevan, including the founders and Board, the commercial banks and customers, and performed an internal analysis on the acquisition.

b)	The stakeholders involved were motivated by factors other than price. The Company was able to capitalize on its ability to structure an offer that met these factors, but at an attractive price. The stakeholders needed the Company to be able to:

i.	Provide operational expertise on existing contracts, and negotiate redeployment of the Hummingbird FPSO;

ii.	Take over the Voyageur FPSO upgrade, including the risk of further cost overruns;

iii.	Pay-out secured bondholders at an acceptable level and provide unsecured bondholders and shareholders with an interest in the restructured Sevan; and

iv.	Maintain Sevan as a going concern and support the remaining business of Sevan on a go-forward basis.

Accounting Treatment and How the Gain Was Determined

The Company determined that the acquisition of the three FPSO units and related items, as described above, was an acquisition of a business as that term is defined in the glossary to ASC 805 and further described in ASC 805-10-55-4 through 55-9. The Company reached this conclusion because the Company acquired substantially all of the inputs and processes necessary to generate outputs. Looked at another way, the transaction included all elements of the business except for senior management, administrative functions, and a small number of operational staff. The Company concluded that a market participant would be able to acquire the business and continue to produce outputs by replacing these missing elements with their own inputs and processes or would easily be able to replace them. Further supporting the Company’s determination that the three FPSO units are a business is that the FPSO units continue to service the same customer contracts and are operated by substantially the same staff, using the same processes and systems (with some modifications to align with the Company’s standards of operation), to produce the same outputs. With respect to the language in the last sentence of the first paragraph on page F-17, the Company did not intend to convey an assessment of whether the acquisition of the three FPSO units from Sevan was an asset acquisition or business combination. The use of the terminology “purchase the assets” was used in a general sense.

The Company prepared a preliminary purchase price allocation whereby the identifiable assets acquired, including the FPSO units, the 40% interest in Sevan, the liabilities assumed and non-controlling interest in the acquired business were recognized and measured as of the acquisition date at fair value, with the exception of deferred income taxes, which were recognized and measured in accordance with ASC 740. The total net assets recognized were $431.1 million, compared to the fair value of consideration, which consisted of $372.9 million of cash. ASC 805-30-25-2, provides that:

Occasionally, an acquirer will make a bargain purchase, which is a business combination in which the amount in paragraph 805-30-30-1(b) exceeds the aggregate of the amounts specified in (a) in that paragraph. If that excess remains after applying the requirements in paragraph 805-30-25-4, the acquirer shall recognize the resulting gain in earnings on the acquisition date. The gain shall be attributed to the acquirer.

Given that the total net assets recognized exceeded the fair value of consideration paid by $58.2 million, a bargain purchase gain was recognized in earnings on the acquisition date.

The processes followed and factors considered in preparing the preliminary purchase price allocation were as follows:

•

Prior to closing of the transaction, the Company prepared a financial model, based on its due diligence activities, including, but not limited to, a review of contracts, operational reports, legal and tax filings and other information;

•

Approximately two weeks after the closing of the transaction the Company engaged the services of an independent assurance, tax and advisory firm to assist the Company in the preparation of the purchase price allocation;

•

Information used to compile the preliminary purchase price allocation included, but was not limited to, a financial model prepared by the Company, transactional documentation, historical financial information of Sevan and the three FPSO units, the Company’s due diligence findings report, the business plan of Sevan, workforce data prepared by Sevan , and other financial and operational information;

•

The Company identified an appropriate valuation methodology for each recognized asset, including intangible assets, and assumed liability, , and the Company determined the underlying assumptions that were used in valuing each asset and liability; and

•	Upon obtaining a bargain purchase gain in the preliminary purchase price allocation, the Company reviewed the work previously performed and documented the factors that contributed to the Company being able to negotiate a bargain purchase of the three FPSO units and the 40% interest in Sevan. In the period subsequent to the preparation of the preliminary purchase price allocation used in the Company’s 2011 consolidated financial statements, no information has come to the Company’s attention that would suggest that a bargain purchase gain should not have been recognized.

Note 8. Long-Term Debt, page F-21

7. We note that you have five financing arrangements that require you to maintain vessel value to outstanding loan principal balance ratios. Please disclose the basis for the associated vessel values of the vessels subject to such ratios. In so doing, include a description of the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the ratio. In view of your history of impairment of vessels and disclosure of the continued decline in market values of vessels, also disclose the aggregate degree by which this covenant was satisfied and whether any vessels were at risk of not satisfying the associated covenant.

Response to Comment #7

In future filings, the Company will provide the requested disclosure.

* * * * *

In connection with responding to the staff’s comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the matters contained in this letter, please feel free to contact me at (604) 844-6617.

Sincerely,

/s/ Vincent Lok Vincent Lok

Executive Vice President and Chief Financial Officer

(Principal Financial and Accounting Officer)

cc:	David Matheson (Perkins Coie LLP)
Eileen Mercier (Audit Committee Chair)
Philip Dowad (KPMG LLP)